UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ROYAL MINES AND MINERALS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

JASON S. MITCHELL
2580 Anthem Village Drive, #112
Henderson, NV 89052
(702) 588-5973
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

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1.	Name of Reporting Person: JASON S. MITCHELL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: US CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 11,300,000 SHARES

8.	Shared Voting Power: 76,040,000 SHARES(1)

9.	Sole Dispositive Power: 11,300,000 SHARES

10.	Shared Dispositive Power: 76,040,000 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,340,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 46.4%

14.	Type of Reporting Person (See Instructions): IN (Individual)

(1)	Item 5(b) below describes the capacities in which the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 76,040,000 Shares indicated above.

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This Schedule 13D/A (Amendment No. 5) is being filed by Jason S. Mitchell pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person originally filed with the United States Securities and Exchange Commission on January 27, 2009, as amended March 11, 2009, September 2, 2009, December 23, 2009 and February 5, 2010. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Royal Mines And Minerals Corp., (formerly Centrus Ventures Inc.) a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2580 Anthem Village Drive, #112, Henderson, NV 89052.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

JASON S. MITCHELL (the “Reporting Person”)

B.	Residence or Business Address:
The residential address of the Reporting Person is 87 Fountainhead Circle, Henderson, NV 89052.

C.	Present Principal Occupation and Employment:

The Reporting Person is the Chief Financial Officer, Treasurer, Secretary and a Director of Royal Mines And Minerals Corp., a Nevada company quoted on the Over-The-Counter Bulletin Board. The principal executive office of Royal Mines And Minerals Corp. is located at 2580 Anthem Village Drive, #112, Henderson, NV 89052. The Reporting Person is a Certified Public Accountant, who has, since April, 2005, been a self-employed financial consultant, providing consulting services and preparing financial statements for numerous companies.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On January 18, 2011, the Reporting Person directly and indirectly acquired voting and dispositive power over an aggregate of 8,620,000 units purchased at a price of $0.05 per unit for total proceeds of $1,150,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share.

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  1,200,000 Units were purchased directly by the Reporting Person and registered in his name. The purchase price offset the amount of $60,000 owed by the Issuer to the Reporting Person;

  400,000 Units were purchased directly by the Reporting Person and registered in trust. The purchase price offset the amount of $20,000 owed by the Issuer to the Reporting Person; and

  7,020,000 Units were purchased by E-Ore Holdings, LLC. The purchase price offset the amount of $351,000 owed by the Issuer to E-Ore Holdings, LLC. The Reporting Person indirectly holds the 7,020,000 Units in his capacity as a 1/8th managing member of E-Ore Holdings, LLC and, as such, shares voting and dispositive power as a result of his being a 1/8th managing member of E-Ore Holdings, LLC with seven other managing members of E-Ore Holdings, LLC.

On May 21, 2010, the Reporting Person, in a private transaction between E-Ore Holdings LLC and Harold Moll, indirectly acquired voting and dispositive power over 2,000,000 shares of the Issuer’s common stock and warrants to purchase 2,000,000 shares of the Issuer’s common stock exercisable at a price of $0.10 US per share for a period expiring July 15, 2011.

Also on May 21, 2010, the Reporting Person, in a private transaction between Gold Crown Holdings LLC and Harold Moll, indirectly acquired voting and dispositive power over 1,000,000 shares of the Issuer’s common stock.

On January 31, 2010, the Reporting Person indirectly acquired voting and dispositive power over an aggregate of 23,000,000 units purchased at a price of $0.05 per unit for total proceeds of $1,150,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share.

The 23,000,000 Units were indirectly acquired by the Reporting Person as follows:

  18,000,000 Units were purchased by E-Ore Holdings, LLC for cash proceeds of $100,000 and to offset the amount of $800,000 owed by the Issuer to E-Ore Holdings, LLC. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as a 1/8th managing member of E-Ore Holdings, LLC and, as such, shares voting and dispositive power as a result of his being a 1/8th managing member of E-Ore Holdings, LLC with seven other managing members of E- Ore Holdings, LLC.

  3,000,000 Units were purchased by Gold Crown Holdings LLC for cash proceeds of $150,000. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as a 16.7% managing member of Gold Crown Holdings LLC and, as such, shares voting and dispositive power as a result of his being a 16.7% managing member of Gold Crown Holdings LLC with one other managing member of Gold Crown Holdings LLC.

  2,000,000 Units were purchased by PPI Holdings LLC for cash proceeds of $100,000. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as a 16.7% managing member of PPI Holdings LLC and, as such, shares voting and dispositive power as a result of his being a 16.7% managing member of PPI Holdings LLC with five other managing members of PPI Holdings LLC.

On December 8, 2009, the Reporting Person was granted stock options entitling the Reporting Person to purchase 1,500,000 shares of the Issuer’s common stock, exercisable immediately at a price of $0.05 per share for a period of two years (the "2010 Options"). The 2010 Options were granted pursuant to the Issuer's 2010 Stock Incentive Plan adopted by the Issuer's Board of Directors on December 7, 2009.

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The Reporting Person's right to acquire an additional 1,500,000 shares of the Issuer's common stock on exercise of the 2010 Options resulted in a material increase in the percentage of the Issuer's common stock beneficially owned by him.

On August 18, 2009, the Reporting Person indirectly acquired voting and dispositive power over 3,500,000 units purchased at a price of $0.10 per unit for total proceeds of $350,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.20 US per share. The 3,500,000 units were purchased by E-Ore Holdings, LLC to offset the amount of $350,000 owed by the Issuer to E-Ore Holdings, LLC. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as a 1/8th managing member of E-Ore Holdings, LLC and, as such, shares voting and dispositive power as a result of his being a 1/8th managing member of E-Ore Holdings, LLC with seven other managing members of E-Ore Holdings, LLC.

On February 24, 2009, the Reporting Person acquired 3,000,000 shares of the Issuer's common stock (the "Consultant Shares") as part consideration in exchange for the Reporting Person acting as the Issuer's Chief Financial Officer, Secretary and Treasurer pursuant to the terms of a Management Consulting Agreement dated February 24, 2009 entered into between the Issuer and the Reporting Person. The Consultant Shares were issued pursuant to Section 4(2) of the United States Securities Act of 1933, as amended.

Also on February 24, 2009, the Reporting Person acquired an aggregate of 3,000,000 units at a price of $0.05 per unit for total proceeds of $150,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share. The proceeds of $150,000 were paid as follows:

  1,000,000 units were purchased by Pilot Plant Inc. for $50,000 paid out of funds of Pilot Plant Inc. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as the Secretary, Treasurer and a Director and a shareholder of Pilot Plant Inc.;

  1,000,000 units were purchased by the Pilot Plant Inc. to offset the amount of $50,000 owed by the Issuer to Pilot Plant Inc.; and

  1,000,000 units were purchased by the Reporting Person to offset the amount of $50,000 owed by the Issuer to the Reporting Person.

On January 16, 2009, the Reporting Person was granted stock options entitling the Reporting Person to purchase 1,200,000 shares of the Issuer’s common stock, exercisable immediately at a price of $0.05 per share for a period of two years (the "2009 Options"). The 2009 Options were granted pursuant to the Issuer's 2009 Stock Incentive Plan adopted by the Issuer's Board of Directors on January 12, 2009.

Prior to the granting of the 2009 Options to the Reporting Person, the Reporting Person beneficially held an aggregate of 2,400,000 shares of the Issuer's common stock (representing less than 5% of the Issuer's common stock currently issued and outstanding). The 2,400,000 shares were acquired as follows:

(a)

On February 1, 2008, the Reporting Person was granted stock options entitling the Reporting Person to purchase 2,000,000 shares of the Issuer's common stock, exercisable immediately at a price of $0.74 per share for a period of two years (the "2008 Options"). The 2008 Options were granted pursuant to the Issuer's 2008 Stock Incentive Plan adopted by the Issuer's Board of Directors on February 1, 2008.

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(b)

On October 5, 2007, the Reporting Person acquired 400,000 shares of the Issuer's common stock (the "Exchange Shares") on a one-for-one share exchange of 400,000 shares of Royal Mines Inc. ("RMI") held by him on closing of the Issuer's acquisition of RMI. The original acquisition of the RMI shares were acquired by the Reporting Person through private transactions and the consideration for the acquisitions was paid from the personal funds of the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The 8,620,000 Private Placement Shares and 8,620,000 Warrants of the Issuer purchased on January 18, 2011 by the Reporting Person and by E-Ore Holdings, LLC (indirectly by the Reporting Person) were acquired for investment purposes.

The 2,000,000 Shares and 2,000,000 Warrants of the Issuer acquired on May 21, 2010 by E-Ore Holdings, LLC (indirectly by the Reporting Person) and the 1,000,000 Shares acquired on May 21, 2010 by Gold Crown Holdings LLC (indirectly by the Reporting Person) were acquired for investment purposes.

The 23,000,000 Private Placement Shares and 23,000,000 Warrants of the Issuer purchased on January 31, 2010 by E-Ore Holdings, LLC, Gold Crown Holdings LLC and PPI Holdings LLC (indirectly by the Reporting Person) were acquired for investment purposes.

The purpose of the granting of the 2010 Options to the Reporting Person on December 8, 2009 was to enhance the long-term stockholder value of the Issuer by offering opportunities to the Reporting Person as an officer of the Issuer to acquire and maintain stock ownership in the Issuer in order to allow him the opportunity to participate in the Issuer's growth and success, and to encourage him to remain in the service of the Issuer.

The 3,500,000 Private Placement Shares and 3,500,000 Warrants of the Issuer purchased on August 18, 2009 by E-Ore Holdings, LLC (indirectly by the Reporting Person) were acquired for investment purposes.

The 3,000,000 Consultant Shares was part consideration in exchange for the Reporting Person acting as the Issuer's Chief Financial Officer, Secretary and Treasurer pursuant to the terms of a Management Consulting Agreement dated February 24, 2009 entered into between the Issuer and the Reporting Person. The Consultant Shares were issued pursuant to Section 4(2) of the United States Securities Act of 1933, as amended.

The 3,000,000 Private Placement Shares and 3,000,000 Warrants of the Issuer purchased on February 24, 2009 by the Reporting Person were acquired for investment purposes.

The purpose of the granting of the 2009 Options and the 2008 Options to the Reporting Person was to enhance the long-term stockholder value of the Issuer by offering opportunities to the Reporting Person as an officer of the Issuer to acquire and maintain stock ownership in the Issuer in order to allow him the opportunity to participate in the Issuer's growth and success, and to encourage him to remain in the service of the Issuer.

The purpose of the issuance of the 400,000 Exchange Shares was to complete the terms and conditions under the merger between the Issuer and RMI.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

CUSIP No. 78033P 10 1

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of January 18, 2011, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	11,300,000 Shares Direct(2) 76,040,000 Shares Indirect(3)	46.4%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Applicable percentage of ownership is based on 145,555,352 shares of common stock outstanding as of January 18, 2011, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

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(2)	Consists of 5,600,000 Shares held directly by the Reporting Person, 400,000 Shares in Trust, warrants to acquire 2,600,000 Shares and options to acquire an additional 2,700,000 Shares.

(3)	Consists of the following indirectly held by the Reporting Person:

	(i)	Pilot Plant Inc. - 2,000,000 Shares and warrants to acquire 2,000,000 Shares;
	(ii)	E-Ore Holdings LLC – 30,520,000 Shares and warrants to acquire 30,520,000 Shares;
	(iii)	Gold Crown Holdings LLC - 4,000,000 Shares and warrants to acquire 3,000,000 Shares; and
	(iv)	PPI Holdings LLC - 2,000,000 Shares and warrants to acquire 2,000,000 Shares; and

(b)	Power to Vote and Dispose of the Issuer Shares:

Sole Power

The Reporting Person has the sole power to vote or to direct the vote of the Shares held in his name and in trust and has the sole power to dispose of or to direct the disposition of the Shares held in his name and in trust.

Shared Power

PPI Holdings LLC – In his capacity as a 16.7% managing member of PPI Holdings, LLC, the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 2,000,000 Private Placement Shares and 2,000,000 Warrants held by PPI Holdings, LLC.

Gold Crown Holdings LLC – In his capacity as a 16.7% managing member of Gold Crown Holdings, LLC, the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 4,000,000 Private Placement Shares and 3,000,000 Warrants held by Gold Crown Holdings, LLC.

E-Ore Holdings, LLC – In his capacity as a 1/8th managing member of E-Ore Holdings, LLC, the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 30,520,000 Private Placement Shares and 30,520,000 Warrants held by E-Ore Holdings, LLC.

Pilot Plant Inc. – In his capacity as the Secretary, Treasurer and a Director and a shareholder of Pilot Plant Inc., the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 2,000,000 Private Placement Shares and 2,000,000 Warrants held by Pilot Plant Inc.

(c)	Transactions Effected During the Past 60 Days:

Except for the January 18, 2011 acquisitions of 8,620,000 Private Placement Shares and 8,620,000 Warrants described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/20/2011
Date

/s/ Jason S. Mitchell
Signature

JASON S. MITCHELL
Name/Title